TTBD, LLC

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017**

NET CAPITAL

TOTAL SHAREHOLDER'S EQUITY	$ 123,637
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15c3-1 — Nonallowable assets — other assets	21,633
NET CAPITAL	$ 102,004
AGGREGATE INDEBTEDNESS	$ 181,067

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 12,071
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 12,071
EXCESS NET CAPITAL	$ 89,933
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	177.51%